                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           For the month of April 2003

                                    001-14832
                            (COMMISSION FILE NUMBER)

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                            1150 EGLINTON AVENUE EAST
                                TORONTO, ONTARIO
                                 CANADA, M3C 1H7
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F /X/                            Form 40-F / /

       Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /

       Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

       Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes / /                                  No /X/

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                 CELESTICA INC.
                                    FORM 6-K
                               MONTH OF APRIL 2003

Filed with this Form 6-K is the following:

- Press Release, dated April 15, 2003, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, including Celestica Inc.'s first quarter 2003 consolidated financial information

-      Supplemental Information, the text of which is attached hereto as
Exhibit 99.2 and is incorporated herein by reference

- Press Release, dated April 15, 2003, the text of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference

- Certification of Chief Executive Officer, the text of which is attached hereto as Exhibit 99.4

- Certification of Chief Financial Officer, the text of which is attached hereto as Exhibit 99.5.

Exhibits 99.4 and 99.5 are not incorporated by reference into any of Celestica's registration statements under the Securities Act of 1933, whether previously or subsequently filed by Celestica with the Securities and Exchange Commission, or into any prospectuses included therein.

EXHIBITS

99.1 - Press Release, dated April 15, 2003

99.2 - Supplemental Information

99.3 - Press Release, dated April 15, 2003

99.4 - Certification of Chief Executive Officer

99.5 - Certification of Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CELESTICA INC.


Date: April 15, 2003                  BY:     /S/ ELIZABETH L. DELBIANCO
                                          -----------------------------------
                                            Elizabeth L. DelBianco
                                            Vice President & General Counsel

                                  EXHIBIT INDEX

       99.1 -    Press Release, dated April 15, 2003

       99.2 -    Supplemental Information

       99.3 -    Press Release, dated April 15, 2003

       99.4 -    Certification of Chief Executive Officer

       99.5 -    Certification of Chief Financial Officer